Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

May 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Warner Music Group Corp. Registration Statement on Form S-1 Registration File No. 333-236298 Acceleration Request Requested Date: June 1, 2020 Requested Time: 3:00 P.M. Eastern Time

Dear Ms. Bagley:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Warner Music Group Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 3:00 PM, Eastern Time, on June 1, 2020, or at such later time as the Company or its outside counsel, Debevoise & Plimpton LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated May 26, 2020:

(i)	Dates of distribution: May 26, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 28

(iii)	Number of prospectuses furnished to prospective investors: approximately 700

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 50

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, MORGAN STANLEY & CO. LLC CREDIT SUISSE SECURITIES (USA) LLC GOLDMAN SACHS & CO. LLC Acting severally on behalf of themselves and the several Underwriters
By:	Morgan Stanley & Co. LLC /s/ Ashley MacNeill
Name: Ashley MacNeill
Title: Managing Director
By:	Credit Suisse Securities (USA) LLC /s/ John Kolz
Name: John Kolz
Title: Managing Director
By:	Goldman Sachs & Co. LLC /s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

[Signature Page to Acceleration Request]